Exhibit 99.1

QUARTZ MOUNTAIN COMPLETES PURCHASE OF BC MINERAL PROJECT

July 7, 2021 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") (TSX-V: QZM: OTCBB: QZMRF) has completed the acquisition transaction announced on June 10, 2021. Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), the Company will acquire a 100% interest in nine mineral claims located near Houston, British Columbia (the “Property”). Under the terms of the Agreement, the Company acquired a 100% interest in the Property by making $105,000 in cash payments and issuing 1,000,000 shares to the Vendor, which are subject to a 4 month resale restricted period. The Property is subject to a pre-existing 2.5% net smelter returns royalty held by an unrelated arm’s length third party, of which 1.5% can be purchased for $1.5 million.

The claims have been the subject of about 4000 m of previous drilling which showed encouraging grades over significant intervals. The Company will review and compile the previous results in the course of planning a 2022 exploration program and preparing a technical report on the project.

For further details, contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Leonie Tomlinson
Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements. These statements include expectations about the likelihood of completing the private placement and share consolidation and the ability of the Company to secure regulatory acceptance for the private placement and share consolidation. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com .